September 16, 2024

Neena Reddy
General Counsel
Blue Owl Capital Inc.
399 Park Avenue
37th Floor
New York, NY 10022

       Re: Blue Owl Capital Inc.
           Blue Owl Finance LLC
           Registration Statement on Form S-4
           Filed September 10, 2024
           File No. 333-282025
Dear Neena Reddy:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance